Press Release                                                             November 4, 2013

Pursuant to Article 50, Section V, Paragraph B) of the General Provisions Applicable to Issuers and Other Participants of the Stock Market (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a otros Participantes del Mercado de Valores), Grupo Casa Saba, S.A.B. de C.V. (“Grupo Casa Saba”) hereby reports that on August 12, 2013 Grupo Casa Saba was notified of a lawsuit filed against it, as well as against Farmacias Benavides, S.A.B. de C.V. (“Benavides”), before a district court (juzgado de distrito) in Monterrey, Nuevo León, by a group of minority shareholders which jointly hold 0.95% of Benavides’ capital stock, in virtue of which such group claims damages suffered as a consequence of Grupo Casa Saba not having made a public offering in Mexico when Grupo Casa Saba acquired control of the Chilean corporation, Farmacias Ahumada S.A. (“FASA”).  Both Grupo Casa Saba and Benavides have timely and formally answered such lawsuit, and will perform any and all actions that may be necessary to exercise and enforce all of their rights in accordance with applicable law.